Code of Ethics Reporting Policy

      The purpose of these procedures is to ensure that the Company fulfills its obligation, under the various administrative agreements, to review the personal securities transactions of the Registrants' Officers and Directors/Trustees, including all disinterested Directors/Trustees, for compliance with the applicable Code of Ethics.

      Rule 17j-1 under the Investment Company Act of 1940 (the "1940 Act") generally proscribes fraudulent or manipulative practices by Officers and Directors of the Registrant with respect to purchases or sales of securities "held or to be acquired" by the Registrant. Subparagraph (c)(2) of Rule 17j-1 under the 1940 Act requires that reporting persons provide reports of their personal securities transactions not later than 10 days after the end of the calendar quarter in which the transaction to which the report relates was effected.

      In order to prevent manipulative practices by officers and directors, Richard H. Blank, Jr., Vice President of Stephens Inc., has been appointed the designated compliance person by the Boards of each Registrant and is responsible for the comparison of the personal securities transactions with the daily fund trading reports.

      The duties of the designated compliance person shall be as follows:

I.    Maintain a current list of all officers and directors of each Registrant.

II. Create a "Securities Transactions Report" ("Report") for the Officers and Directors of each Registrant to report their quarterly trading activity.

III. Receive daily fund trading reports from all Registrants. The Code of Ethics, in accordance with applicable requirements under the 1940 Act, dictates a review and comparison at the conclusion of each calendar quarter. Thus, the daily fund trading reports are not needed on a daily or weekly basis but must be compiled for review by the end of each calendar quarter.

IV.   Send out blank Reports one week prior to the end of each calendar quarter.

V. Follow up on any Reports not yet returned within five days following the end of the quarter. Continue to follow up daily thereafter until all Reports are accounted for.

VI. As soon as Reports begin coming in, check all listed trades and the date of the transaction. The trades are to be compared to the respective Registrant's daily trade report to determine if there are any duplicate trades within the range specified in the Code of Ethics (fifteen days prior to and fifteen days after a fund transaction in the same security).

VII. Any duplicate transactions that fall within the ten-day range specified in the Code of Ethics are to be reported to the designated compliance person for investigation.

VIII. The designated compliance person, in compliance with the Code of Ethics, will investigate any duplicate trades to assist the Boards in their duty to obviate conflicts of interest, prevent and detect abusive practices, and preserve the confidence of investors.

IX. After investigating the aforementioned trades, the designated compliance person will determine what, if any, trades need to be reported to each Registrant's Board.